First Corporation

15995 S.W. 13th Street

Pembroke Pines, FL  33027

December 12, 2005

United States Securities

And Exchange Commission

450 Northwest Avenue

Washington D.C.

20549-0304

Attention:

Susann Reilly

Roger Baer

Raj Ragan

John Reynolds

Re:

First Corporation

                          Registration Statement on Form SB-2/A

                          File No. 333-122094

Dear Ms. Reilly, Mr. Baer, Mr. Ragan and Mr. Reynolds:

Enclosed are three clean and three redlined courtesy copies of Amendment Number 2 to First Corporation Registration Statement on Form SB-2/A.  Also, below are the responses to your comments on April 22, 2005.

General

1.

The pages of the prospectus in the EDGAR filing of Amendment 1 of your registration statement contains are not numbered. We reissue our prior comment 1.

This comment has been complied with.  Pages are numbered

2.         Remove the technical report attached as an exhibit. Industry Guide 7 specifically prohibits technical studies being attached to registration statements.

Technical report has been removed

3.

With the removal of the technical report, comment number Two is re-issued. The maps included within the technical report, while adequate, need to be included within the filing or as separate exhibits. Refer to Industry Guide 7 far specific guidance in preparing maps.

Maps have been inserting the proper place

4.         With the removal of the technical report, comment number four is re-issued. Refer to Industry Guide7 for specific guidance.

Amendments have been made to comply with the checklist.

Registration Statement Fee Table

5.

Please revise the amount of the registration statement fee in light of the additional shares added to the registration statement

These revisions have been made

Dealer Prospectus Delivery Obligation

6.

Please remove this disclosure from the registration statement cover page, as it repeats the same disclosure on the outside back cover page.

This comment has been complied with.

Prospectus Cover Page

7.

We reissue prier comment 9. Please avoid repetition on the prospectus cover page. For instance, the preliminary prospectus language from Item 502(a)(l0) of Regulation S-B is included twice.

This comment has been complied with.

Prospectus Summary

8.

Clarify in the second paragraph under “Prospectus Summary,” and throughout the prospectus, if true, that you have purchased from Mr. Ford only the mineral claims, and not the real property.

We have made the changes throughout the document and expanded the disclosure where appropriate

Summary Financial Information

9.

We reissue prior comment 13. Please revise to present financial information as of and for the same dates as the most recent financial statements that are included in the registration statement.

We have complied with this comment and made the changes where indicated

Risk Factors

10.

Please update the cash on hand in risk factor one as of the most recent practicable date. Revise similar disclosure in the results of operations section.

These updates have been made

11.

Please revise the subheadings for risk factors twelve and thirteen to state the specific risk to the company and/or investors.

We have revised and expanding these headings

Use of Proceeds

12.

We reissue prior comment 20, Please provide more specificity concerning the amount allocated to general working capital. Your attention is directed to Item 504 of Regulation S-B. Please revise the table to reflect the allocation to phase 2 and provide a break down of the anticipated expenses associated with phase 2 and the allocation to each.

We have dealt with phase one of our exploration program as suggested.  However, we find it extremely difficult to forecast with any sort of accuracy any details about phase two.  The program for phase two will be basically drawn upon the completion of phase one.  Phase two will be much more extensive should our professional consultants recommend further investigation.  Phase two, which we anticipate commencing in the summer of 2006, will be altered and modified as our exploration results come in.  Please advise as to in what manner we should treat this

13.

Please reconcile the excess of proceeds in the narrative for table 3 with the disclosure in the table.

We have noted this comment and complied

14.

We note that officers and directors may be compensated from proceeds. Please disclose the names of the individuals that may receive compensation from the proceeds and the amount allocated to each. Also, please explain at what stage such compensation would be paid.

We have amended this section of the registration statement to comply with this comment

Dilution

15.

It appears that your computations of net tangible book value per share and the related dilution disclosures have not been revised. It appears to us the net tangible book value per share before offering should be $0 and your computations should be revised to reflect the restated financial information for the year ended December 31, 2004. Please revise or supplementally provide us your computations. Please ensure that all per share information is rounded to the nearest penny.

Recalculation of this table has been made

Selling Shareholders

16.

We reissue prior comment 30. Please disclose in the prospectus how you plan to reflect any changes in selling security holders.

A change has bee made in this section to reflect that should selling shareholders change while our registration statement is effective we would file a Post-effective Amendment

17.

Please reconcile the number of shares of common stock outstanding throughout the prospectus.

This comment has been complied with

18.

In the second paragraph of this section, you have stated: “Each of the Selling Shareholders, or their transferees, may sell shares of our common stock from time to time for their own account in the open market at the prevailing prices, or in individually negotiated transactions at such prices as may be agreed upon.” However, you have failed to state, until the following paragraph, that until you are listed for trading on the OTC Bulletin Board, the selling shareholders are restricted to selling their shares at $0.30 per share. Please clarify this disclosure.

This section has been amended to comply with this comment

Plan of Distribution

19.

Please disclose the price per share, as requested in our prior comment 35.

This comment has been complied with

20.

Please disclose the material terms of the escrow agreement. For instance, state the terms of the compensation to be paid to the escrow agent and whether any interest will be paid on the escrow account and the parties receiving any interest.

Amendments to this section have been made to comply with this comment.

21.

Unless the escrow agreement will be delivered to investors with the prospectus, please remove the reference to the agreement filed as an exhibit.

Reference to the escrow agreement has been deleted

22.

We reissue our prior comment 36. We note that the officers and directors will rely upon Rule 3a4-l(a)(4)(iii) in participating in this offering. Given the very limited activities to be undertaken by these individuals in connection with this offering, please include a detailed discussion of how they will conduct this offering. We note the statement that Mr. Forst and Ms. Cousineau intend to contact all investors receiving a copy of the registration statement to see if the investor wishes to participate in the offering. Please disclose whether this will be written or oral.

We have amended this section to comply with this comment

23,

We reissue our prior comment 39. We note the statement that the company will pay the offering expenses. Please state the offering expenses and indicate how you plan to pay these expenses if you are unable to raise the minimum in this offering.

We have indicated in this section that our officers and directors have verbally indicated that they will advance up to $20,000 to cover the expenses of this offering, including those expenses incurred for the registration of our selling shareholders’ shares

Directors. Executive Officers. Promoters sad Control Persons

24.

Please disclose the amount and percent of time each officer devotes to your business on a weekly basis.

Amendments have been made to comply with this comment

25.

We reissue our prior comment 42. Please disclose the period during which Mr. Foist has served as a director.

This information is included in this section

26.

We reissue our prior comment 43. Please disclose whether Mr. Forst is still associated with the companies listed in his business experience. In addition, ensure that you fully disclose Mr. Font’s business experience for the last five years.

We have complied with this comment

Description of Business

27.

We again note the reference in the risk factors section to the option agreement, rather than purchase agreement. Please clarify if these are two distinct agreements.

The reference to an option agreement was included in error and has been deleted

28.

Please disclose the material terms of the purchase agreement. We note the $2,500 paid, in addition to the $15,000, upon delivery of the geological report.

We have amended this section of our filing to clarify

29

Clarity whether the dollar amounts throughout the prospectus refer to US Dollars or Canadian Dollars.

We have complied with this comment

30.

We reissue our prior comment 52. We note that you are required by the purchase agreement to expend at least $12,800 by May 5,2005. Please disclose the amount expended to date. Also, please reconcile the reference to a June deadline.

The reference to a June deadline was an error.  All reference to minimum work requirements and assessment deadlines have been expunged due to our re-staking of our mineral claims.

31.

We reissue our prior comment 53. Please provide a detailed discussion of the proposed activities to occur in phases one and two of your planned exploration.

Please see our answer to comment #12

32.

Please reconcile the statement that “No further cash consideration is due pursuant to the agreement,” with the purchase agreement, indicating you must make a cash payment or expenditure of $12,800 on or before May 5, 2005.

This reference has been removed.  See our reply to comment #30.

33.

Please reconcile the statement that the claims “can be accessed year round” with disclosure in risk factor seven.

We have deleted Risk Factor # 7.  We consulted our professional geologist, who in turn consulted with the crew that re-staked our mineral claims.  They confirmed that our claims straddle the highway and have a series of logging roads throughout.  These claims will indeed be readily accessible except for severed blizzard conditions in winter and perhaps the spring thaw would make access slightly more difficult but not impossible.

34.

Discuss in detail your plans regarding the amount due May 5, 2005 of $12,800 which must be paid or used in exploration to maintain your claim in good standing. In addition, clarify who will own the mineral claims if you do not comply with the deadline.

This minimum work requirement has been eliminated due to our re-staking of the mineral claims

History and previous Work

35.

Comment number five is reissued. We again note references to mines and other mineral properties that exist in the area of your property. Please remove. Describe only geology, history or exploration results that are directly related to the properties that you have the right to explore or mine. Remove all references to mines, adjacent or analogous properties, deposits, occurrences or exploration activities by other companies outside of your properties.

This comment has been complied with

Plan of Operations

36.

It appears that discussions under “Results of operations” and “Liquidity and capital resources” have not been revised and are not presented consistent with the restated financial statements. Please revise.

We have dismissed our independent auditors, Jewett, Schwartz & Associates of Hollywood Florida and  have retained Madsen & Associates of Murray Utah. We have prepared our “Results of operations” and “Liquidity and capital resources”  to be consistent with the restated financial statements.

37.

We reissue prior comment 56. Provide a detailed plan of operations as required by Item 303(a) of Regulation S-B. Please include the following for phase one, phase two and the drilling phase: detailed milestones; a time frame for beginning and completing each milestone; the estimated costs associated with each milestone; and the anticipated source(s) of funding.

We have noted this comment and revised the disclosure to discuss the phases in as much detail as available at this time.

38.

We reissue our prior comment 57. We note the statement that if you discontinue your current business you will seek other business opportunities. Please clarify the other business opportunities. We may have further comment.

We have no other business opportunities at this time but will pursue such possibilities if we are unable to raise sufficient capital or if the land in the vicinity of the mineral claims is not prospective.

Liquidity and Capital Resources

39.

Please update the following statement: “In the next 12 months, we are required to incur minimum exploration expenditures totaling $12,800 in order to keep the FirstCorp property in good standing.”

We have updated this statement.

Certain Relationships and Related Transactions

40.

We reissue our prior comment 59. Please ensure that you clarify the disclosure regarding the total consideration Mr. Forst received from the registrant for the mineral claims.

We have revised this disclosure in response to this comment.

41.

We note that you have deleted Note7 to the financial statements, apparently in response to our prior comment 60. Please supplementally provide the information which we requested about the entity referenced in the former Note 7. We may have further comment.

Mr. Forst is person who advanced funds to the Company and is also a majority shareholder and director.

Executive Compensation

42.

We reissue prior comment 62. Please reconcile the date of incorporation with disclosure elsewhere in the prospectus.

We have revised this disclosure in response to this comment.

Recent Sales of Unregistered Securities

43.

Each issuance of stock must be clearly connected to a specific exemption that you have relied upon and to specific facts supporting the availability of the exemption. One example of confusing disclosure is your naming of two different issuances followed by the naming of two different exemptions without clarifying which exemption, or both is for which issuance, or both. Please revise the disclosure in this section as appropriate.

We have revised this disclosure in response to this comment.

Exhibits

44.

We reissue our prior comment 69. The company is a Colorado corporation. However, in the opinion counsel states he has reviewed the Nevada statutory provisions, all applicable provisions of the Nevada Constitution and reported judicial decisions interpreting those laws. Please note that counsel must opine on the cooperate laws of the jurisdiction of incorporation of the registrant. Therefore, revise the opinion to opine on the Colorado corporate laws. Also, counsel should revise the opinion to consent to the use of his name in the Form SB-2 registration statement.

We have revised this disclosure in response to this comment.

45,

Also, please reconcile the number of shares being registered for resale in the legality opinion with the registration statement.

We have revised this disclosure in response to this comment.

46. Please file the subscription agreement us an exhibit.

47.

The escrow agreement should indicate that the proceeds will be “promptly” returned to investors if the minimum is not reached, please revise.

We have revised this disclosure in response to this comment.

Signatures

48.

We reissue our prior comment 70. Please see Instruction 1 under “Signatures” to Form SB-2 regarding who must sign the registration statement and in what capacities, and revise accordingly.

We have revised this disclosure in response to this comment.

Report of Independent Registered Public Accounting Firm

49.

As stated in our prior comments 71 and 86, direct your accountant to revise the opinion paragraph to include the year ended December 31,2003 and the cumulative period from inception to December31, 2004, to refer to the restatements made to the audited financial statements and to re-date or dual-date the report.

We have revised this disclosure in response to this comment.

Statements of Operations

50.

Refer to prior comment 74. Please apply the stock split retroactively to the computation of the weighted average number of shares outstanding for 2003 and 2004 or explain supplementally how you complied with this requirement.

We have revised this disclosure in response to this comment.

New Accounting Pronouncements

51.

Refer to prior comment 79. Please note that you should have adopted SFAS 148 and 1.50 by now, so please revise to disclose how the adoption of these standards and any other standards that were adopted in 2004 affected your financial statements. Note also that FIN 46(R) should have been adopted as of December 31, 2004 for calendar-year small business issuers. Management must apply this standard in the audited, financial statements; revise the financial statements to delete the contingent nature of your disclosure. Revise the note to discuss the issuance and potential effect of adopting SFAS 123R, 151, and 153.

We have revised this disclosure in response to this comment.

Note 3- Mineral Property Interest

52.

We noted your response to comment 83 and understand that you have restated the financial statements to expense the mineral claims. However, you have not made the disclosures required by paragraph 37 of AP.B 20 as requested in our prior comment 86. Please include a note to discuss the nature of the error correction sad its effect on net loss and the related per shore amounts. Disclose prominently on the face of the financial statements that they have been restated.

We have dismissed our independent auditors, Jewett, Schwartz & Associates of Hollywood Florida and  have retained Madsen & Associates of Murray Utah and subsequently, are providing newly audited financials.

53.

Refer to prior comments 81 and 82. We note that yon have valued the mineral claims transferred from Mr. Forst at $30,000 and expensed that amount as exploration costs because the coin is not assumed to be recoverable. However, you have not disclosed Mr. Forst’s historical basis in the claims, how you valued this transaction, or how your accounting complies with the guidance in SAB Topic 5G. You disclose in the Business section that Mr. Forst paid $15,000 to Rena Resources Ltd to acquire the claims. If Mr. Forst’s cost of acquiring the claims represents his basis therein at the date the claims were acquired by you, the- claims should be valued at that amount and the amount of consideration paid in excess of basis should be accounted for as a. deemed distribution in accordance with SAB Topic 5G. Please revise the financial statements to disclose (and tell us supplementally) how you valued and accounted for the transaction, Indicate whim you made the cash payment to Mr. Forst.

We have dismissed our independent auditors, Jewett, Schwartz & Associates of Hollywood Florida and  have retained Madsen & Associates of Murray Utah and subsequently, are providing newly audited financials.

Note 7-Related Party Transactions

54.

We read your response to prior comment 85. You have not continued the company’s compliance with SAB Topic I .B.l sad inclusion of all expenses of the business in the company’s financial statements. Please revise your financial statements or advise.

We have dismissed our independent auditors, Jewett, Schwartz & Associates of Hollywood Florida and  have retained Madsen & Associates of Murray Utah and subsequently, are providing newly audited financials.

The Company hereby acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

First Corporation

/s/ Peter Forst

________________

Peter Forst